April 19, 2005

Mr. James Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, DC 20549

RE: Form 10-KSB for the Fiscal Year Ended September 30, 2004

Form 10-QSB for the Quarter Ended December 31, 2004

Dear Mr. Allegretto:

This is in response to your comment letter of March 21, 2005 on the subject filings. In connection with responding to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amended 10-KSB for comments 11, 12 and 53, and an amended 10-QSB for comments 12, 58 and 59.

Comment number:

  Future filings will be revised unless otherwise indicated that an amendment will be filed.
  Page numbers will be added.
  Information required by Item 8B will be added.
  We will revise to include in Part III.
  We will revise to incorporate by reference.
  We will include the exhibits in the Index.
  We will identify each exhibit.
  We will identify each in the exhibit index.
  We will revise so that it is clearly identified.
  We will move the code of ethics disclosure to Item 9.
  Amendment will be filed for appropriate capacities.
  Amendments will be filed to conform to Item 601(b)(31) of Reg. S-B.
  We agree and will discuss all points in the future.
  We agree and will elaborate as suggested.
  We will disclose the terms and any significant covenants.
  Additional analysis will be provided. Assumptions used in pension and other post-retirement benefits accounting have not been considered critical because a significant change in such estimates would not have a material effect on the financial statements, as the effect is contained to the Balance Sheet. The Company's pension and post-retirement expense is recorded at the level granted in revenue from the last rate case, and any deviations from this level when actuarially calculated, are deferred on the Balance Sheet for future recovery from or credit to customers through billing rates.
  The condensed label may not be appropriate; it has historically been there due to the fact that all the revenue and expense lines of non-utility operations are not shown on the face of the statement.
  The label for this line may not be technically accurate. This line will be relabeled.
  Other income is interest income.
  We will present such detail in the notes to the financial statements.
  We will disclose the additional per share amounts. Yes, per share computations reflect stock dividends, retroactively per FAS 128.
  We will disclose the amounts for both periods for accumulated amortization of debt issuance costs. For the allowance for uncollectible accounts receivable the balance did not change, as the $80,000 is our allowance at September 30 for both years. Based on our analysis of receivables and agings there was no significant change at September 30, 2004.
  We have netted disposals of PP&E but it is very insignificant, less than $5,000. The marketable securities amounts actually pertain to a trust fund as described in the first paragraph of note 8 to the financial statements. The purchase of securities amount is actually contributions to the fund that the administrator uses to purchase securities. The gain on sale of securities amount is realized gain on securities sold by the fund. Changes in deferred pension and post retirement benefits, other liabilities and deferred compensation are in the other liabilities and deferred credits line. The $1,016,661 change in the asset line, income taxes recoverable through rates, was excluded from the changes in assets for the statement of cash flows. Similarly, the change in the liability line, deferred income taxes, contained the same $1,016,661 change, which was excluded from the changes in liabilities for the statement of cash flows.
  The amounts in note 10 are pre-tax while amounts in cash flow statement are after tax.
  We will disclose as required by paragraph 25 of SFAS 130.
  We will disclose as required by paragraph 26 of SFAS 130.
  We will disclose as required by SFAS 107.
  Per review of FASB interpretation #46, the potential impact is insignificant. We will disclose in future.
  We will disclose that we collect New York revenue taxes on a gross basis and the amounts included in each revenue and expense caption.
  We will disclose as required by paragraph 5 of APB 12.
  We will disclose as required by SFAS 115.
  We will disclose as required by EITF 03-1.
  We will disclose as required by SFAS 130 and SFAS 115.
  We will disclose as required by SFAS 131, if material.
  We will disclose as required by SFAS 131, if material.
  We will disclose as required by SFAS 131, if material.
  We did not file an 8-K to report the disposition of Foodmart Plaza. The significance tests relied on, for determination that an 8-K was not required, were Form 8-K Item 2 (Acquisition or Disposition of Assets) Instruction 4 and Reg, Sx, Rule 102w. In looking at the results of both the income and asset tests described, it was determined that an 8-K was not required.
  There is some netting of regulatory assets and liabilities, and we will revise in the future to separately disclose. However, the netting exists in the deferred credits and other liabilities section of the balance. The description of deferred pension and other in note (4) is misplaced. The 1,250,000 and 800,000 is actually netted in the line, deferred pension costs and other post-retirement benefits in the liabilities section of the balance sheet. The regulatory assets in note (4) are made up of the asset for the pension fund minimum liability, deferred interest costs, deferred uncollectible costs and deferred insurance costs.
  We will revise in the future to conform to the best practices approach regarding regulatory assets. For regulatory assets not currently being recovered we believe they are probable of recovery. Such assets fall into two categories. The first type have been approved for recovery by the New York Public Service Commission, with recovery beginning with the next adjustment of rates. The second type are under review by the PSC, not yet approved, but we feel the criteria have been met; that is the item must be material to earnings, be incremental to the amount in rates, be beyond the control of the Company and the Company must not be in an over earnings situation.
  Since the original entry adopting FAS 109 was recorded in 1993, no adjustments have been made to the account. Utility accounting requires that a reserve for deferred income taxes be established for tax/book timing differences. Upon examination in 2004 of the normalized accounts and related reserves for deferred income taxes, it was determined that the reserves properly reflected the future tax liability. Thus, the original entry was reversed. The income statement was not effected by the change.
  Will disclose as required by SFAS 107.
  Will disclose as required by SFAS 109.

	2004	2003
Net Deferred Income Tax Liability	1,680,067	1,742,049
Previous year	1,742,049	1,641,666
Change	(61,982)	100,383

Items not in P&L:
Gain/Loss on Rabbi Trust	(8,553)	(98,524)
Minimum Pension Liability	(382,186)	415,275
Reverse FAS 109	1,016,661	-
Reclassifications	(153,493)	(606,425)
Deferred Income Tax Expense	410,447	(189,291)

  We will disclose significant components of other deferred income tax liabilities.
  We will disclose as required by SFAS 132(R).
  A pension asset of 337,541 (2004) and 658,480 (2003) is included in the deferred pension and other amount of 612,010 (2004) and 1,134,986 (2003). Pension and post-retirement liabilities are in the deferred pension and post-retirement benefits amounts of 1,413,412 (2004) and 2,359,304 (2003). Reconciliations follow:
Accrued Pension

Beginning Balance per General Ledger - Utility	(1,717,924)
Beginning Balance per General Ledger - Subsidiary	(523,623)
Consolidated Beginning Balance per General Ledger	(2,241,547)

2004 Accrual	(1,193,906)	*
Supplemental Payments to Pensioner	452
Contributions to Plan Year 2003	158,916
Minimum Contribution Adjustment	1,445,016
Ending Balance per Actuary	(1,831,069)

Prepaid Contribution	208,352
Ending Balance per General Ledger	(1,622,717)

FY 2004 Expense per Actuary	1,193,342
Supplemental Expense for Pensioner	564
Total Expense	1,193,906	*

Amounts Charged to Subsidiary Expense	324,862
Amounts Charged to Utility Expense	197,566
Amount Charged to Balance Sheet Regulatory
Asset Account	671,478
	1,193,906	*

Accrued Post Retirement Benefits
Beginning Balance per General Ledger	(730,526)
Adj. to Balance to Activity at
Prior Year End (Booked 6/04)	(8,214)
Beginning Balance per Actuary	(738,740)

2004 Accrual	(220,976)	*
Adjustment	(8,688)
2004 Payments to Beneficiaries	4,000
Ending Balance per General Ledger	(964,404)
Ending Balance per Actuary	(956,675)
Required Adjustment - to be booked in 2005	7,729

FY 2004 Expense per Actuary	273,702
Less "Paygo Amount"	52,726
Net Post Retirement Benefit Expense	220,976	*

Amounts Changed to Fixed Assets	2,220
Amounts Charged to Subsidiary Expense	60,128
Amounts Charged to Utility Expense	60,548
Amounts Charged to Balance Sheet Regulatory
Asset Account	98,080
	220,976	*
  We will disclose how calculated. It is based on an active market.
  Our short-term gas purchase agreements are for normal purchases, as we buy gas for resale to customers, we do not buy and sell gas contracts. The various indices language could be clarified, and should probably say various prices, because we basically use just one index, the New York Mercantile Exchange Price (NYMEX). The prices are established at various deviations from the NYMEX, such as NYMEX plus 7 cents or NYMEX minus 5 cents. The agreements do not contain volumetric optionality features or permit net settlement.
  We will disclose as required by SFAS 47.
  The schedule is not encompassed by the auditor's report. We will move it.
  We will revise to correspond to classifications in statement of income.
  We will indicate the stock dividends paid in other quarters.
  We will amend to include the accountant's report covering the financial statements for all periods presented. Our previous accountants were terminated as reported on Form 8-K in January 2004. During our conversations with them to obtain consent to use their report on the previous year we were advised that they were not in a position to do so as; (1) they had been terminated, (2) additional audit work would be required because of changes to previous year amounts due to discontinued operations and they were not in a position to do it and (3) there would be independence clearances to obtain. Hence, our current independent accountants will issue the report covering all periods presented, but they advise that additional audit work of previous years financial statements is required. It is anticipated that this will be completed and an amendment filed by May 6.
  We made the determination that we are eligible for Form 10-QSB as our consolidated statements of income in our 10-KSB contained revenues of $21,996,000 and $20,562,000. The utility operation is the primary business of the Company, and other operating segments are merely ancillary, and shown on a net basis. Additionally, by excluding revenues from the segments where operations have been discontinued, revenues in total do not exceed $25 million in 2003, and exceeds it by 880,000 in 2004.
  For December 31, 2004 the 3 separately disclosed lines on the balance sheet are lower than the segment overview table by the cash of the discontinued operations, as cash was not separately disclosed. No loss for write-down of Tax Center assets, which was primarily furniture and equipment, was recognized as no assets were deemed to be impaired since they are being used elsewhere in the organization. Although operations were discontinued, there were some loose ends to finish up and that business will not be closed out until the 2nd or 3rd quarter of 2005.
  We will disclose information required by SFAS 131.
  We will include all exhibits required by Item 601.
  We will file an amendment to revise.
  We will file an amendment to include the typed signatures.

Sincerely,

Kenneth J. Robinson